ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 11, 2009

09045443

Securities and Exchange Commissior
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

SEC Mail Processing
Section

FEB 23 2009

Washington, DC
111

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED
MAR 05 2009
THOMSON REUTERS

Yours faithfully,

PROCESSED
MAR 05 2009
THOMSON REUTERS

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
11 February 2009 (ASX: Response to Price Query; Appendix 3B – New Issue Announcement, application for quotation of additional securities and agreement; FAR Limited Prospectus)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 February 2008

Nicholas Ong
Principal Adviser, Issuers
Australian Securities Exchange
Level 8, Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Nicholas

RESPONSE TO PRICE QUERY

In response to your fax dated 11 February 2009, we provide the following information:

1. The Company is not aware of any information concerning it that has not been announced to the market, which could be an explanation for recent trading in securities of the Company.

2. Not applicable.

3. The Company is in the process of negotiating a farm-out deal for its exploration interest offshore Senegal, West Africa. An announcement was made to the market on 23 January 2009 noting that a third formal farm-in offer had been received and that negotiations were continuing. This announcement also contained confirmation that the Company had received approval from Petrosen (Senegal's national oil company) to increase its working interest to 90 percent and assume Operatorship.

4. I can confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours sincerely
For and on behalf of
FIRST AUSTRALIAN RESOURCES LIMITED

COLIN HARPER
Company Secretary

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Convertible Notes
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	See Attachment 1

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. However, the convertible notes rank equally with the Convertible Notes issued on 10 February 2009 for which the Company has applied for quotation (refer to the Appendix 3B dated 10 February 2009). The terms of the convertible notes are summarised in Attachment 1.
5	Issue price or consideration	45 cents per convertible note
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The convertible notes are being offered under a prospectus to provide an exemption from the "secondary sales" provisions in section 707(3) of the Corporations Act for those investors who were issued convertible notes on 10 February 2009, under an institutional placement.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
575,878,344	ORD
6,638,033	Convertible Notes

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,500,000	Consultants options (expiring on 30 June 2009)
2,000,000	Consultants options (expiring on 30 June 2010
9,500,000	Incentive Options (expiring on 31 July 2010)
6,000,000	Consultant options (expiring on 1 March 2011)
14,000,000	Consultant options (expiring on 30 June 2012)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000

+ See chapter 19 for defined terms.

1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☒ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

+ See chapter 19 for defined terms.

Sign here: (Company Secretary) Date 11 February 2009

Print name: COLIN HARPER

+ See chapter 19 for defined terms.

Attachment 1 – Terms & Conditions of Convertible Notes

Issue Price per Convertible Note (Face Value)	$0.45
Interest	15% per annum fixed Interest accrues daily from the date of issue of the Convertible Notes until the earlier of: (a) the Maturity Date set out below; or (b) the next Interest Payment Date after receipt of a Conversion Notice by the Company.
Interest Payment Dates	Interest accrues for each period of 3 calendar months (ending on 31 December, 31 March, 30 June and 30 September) and for the period between the allotment date of the Convertible Notes and the First Interest Payment Date and will be paid no later than 5 business days after the last day of each period referred to above.
First Interest Payment Date	31 March 2009.
Maturity Date	The Convertible Notes will mature and be redeemed by the Company on the Maturity Date, being the earlier of 31 January 2012 or the date that is 3 months after the issue of the Convertible Notes provided that on such date the Convertible Notes have not been admitted to quotation on ASX.
Elective Conversion	Convertible Notes may be converted at any time into fully paid ordinary Shares upon election by the Noteholder (**Conversion**), provided that such election is in writing and given to the Company on or prior to the Maturity Date (**Conversion Notice**). The Company will proceed to issue to the Noteholder who delivers that Conversion Notice that number of Shares as determined by the Conversion Factor set out below on the next Interest Payment Date following receipt of the Conversion Notice by the Company.
Conversion Factor	Upon conversion, each Convertible Note will convert into 10 fully paid ordinary Shares and all such Shares will rank pari passu in all respects with the existing ordinary Shares in the Company.
Information Rights	Noteholders will receive copies of all information which the Company sends to its shareholders.

+ See chapter 19 for defined terms.

Voting Rights	The Convertible Notes are non-voting and do not confer on the Noteholder any rights to attend a general meeting of shareholders (unless otherwise required by the ASX Listing Rules or the Corporations Act). At every meeting of Noteholders, each Noteholder is entitled, on a show of hands, to one vote. On a poll, each Noteholder is entitled to one vote in respect of every Convertible Note held by that Noteholder.
Bonus Issues	If a bonus share issue or capital return is made by the Company to its shareholders at any time prior to conversion of any Convertible Notes and a conversion subsequently occurs then the Company will issue and allot or distribute to that Noteholder: (a) Shares in the capital of the Company of the same class as the Shares the subject of the bonus Share allotment or a capital return as the case may be; and (b) the number of Shares so issued or the amount of capital returned as the case may be will be equal to the number of Shares in the capital of the Company or the amount of capital returned to which that Noteholder would have been entitled, if the face value of the Convertible Notes held by that Noteholder in respect of which conversion has occurred, had been converted immediately prior to the making of the bonus share allotment or capital return as the case may be.
Security	The Convertible Notes are unsecured and will rank behind all secured creditors of the Company and rank equally with other unsecured creditors.
Trust Deed	The Company has entered into a Trust Deed with the Trustee pursuant to Part 2L.1 of the Corporations Act which governs the terms of the Convertible Notes.
Tax	In the event that any tax is imposed on any payment under a Convertible Note, the Company may deduct the amount of the tax from the amount payable under the Convertible Note.

+ See chapter 19 for defined terms.

ASX	The Company will apply to ASX for Official Quotation of the Convertible Notes in accordance with the ASX Listing Rules. Upon quotation, the Convertible Note terms will be subject to the ASX Listing Rules and may be varied from time to time if necessary to ensure compliance with the ASX Listing Rules.
Foreign Shareholders	Where Convertible Notes are held by or on behalf of a person resident outside Australia then it will be a condition precedent to the right of the Noteholder to receive payment of any amount payable or to obtain Shares on Conversion, that the requirements of all applicable laws of the Commonwealth of Australia or any of its States or Territories and of the country of residence of the Noteholder in respect of such payment or Conversion are satisfied so that such payment or conversion will not result in a breach of any such applicable law by the Company.

First Australian Resources Limited

ABN 41 009 117 293

Prospectus

FOR THE ISSUE OF 4,500 CONVERTIBLE NOTES
AT $0.45 EACH TO RAISE $2,025

Corporate Directory

Directors

Michael Evans	Executive Chairman
Albert Brindal	Non Executive Director
Charles Cavness	Non Executive Director

Company Secretary

Colin Harper / Albert Brindal

Registered & Principal Office

Suite B1
431 Roberts Road
Subiaco WA 6008

Phone: +61 (08) 6363 8779
Fax: +61 (08) 6363 8783
Web: www.far.com.au

Solicitors to the offer

Q Legal
Level 4
105 St George's Terrace
Perth WA 6000

Phone: +61(8) 9486 8111
Fax: +61(8) 9226 1696

ASX Code

FAR

Trustee of the Convertible Notes

Australian Executor Trustees Limited
Level 22
207 Kent Street
Sydney NSW 2000

Phone: +61(2) 9028 1051
Fax: +61(2) 9028 5942

Important Notice

This Prospectus is dated 11 February 2009.

This Prospectus is issued in accordance with section 713 of the Corporations Act and ASIC Class Order 00/195 and is commonly referred to as a "Transaction Specific Prospectus".

This document is important and requires your immediate attention. If you do not understand it, you should consult your sharebroker, accountant, solicitor or other adviser without delay in order to satisfy yourself as to the contents of this Prospectus. This Offer should be considered speculative and should be read in conjunction with the risk factors outlined in this Prospectus.

Important Notice

Important Information

This Prospectus is dated 11 February 2009 and was lodged with the Australian Securities and Investments Commission (**ASIC**) on that date. Neither ASIC nor the ASX Limited (**ASX**) take any responsibility for the contents of this Prospectus. No Convertible Notes will be issued pursuant to this Prospectus later than 13 months after the date of this Prospectus.

The Convertible Notes issued pursuant to this Prospectus will be issued in accordance with the Trust Deed entered into by the Company and the Trustee on 2 February 2009 and on the terms and conditions contained in this Prospectus.

Before deciding to invest in the Company, potential investors should read the entire Prospectus and, in particular, in considering the prospects for the Company, investors should consider the risk factors that could affect the financial performance of the Company. Investors should carefully consider these factors in light of their personal circumstances (including financial and taxation issues).

The Company is an oil and gas explorer and the risks in investing are therefore increased. The Convertible Notes offered by this Prospectus should be considered speculative. Investors should consider section 2.12 of this Prospectus for information relating to risk factors. Investors should seek professional advice from an accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest in the Convertible Notes.

No person is authorised to give any information or to make any representation in connection with the Offer. Any information or representation in relation to the Offer which is not contained in this Prospectus, or deemed to be included in this Prospectus, may not be relied on as having been authorised by the Company in connection with the Offer.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Any person in Australia may obtain a free copy of this Prospectus by contacting the Company on (08) 6363 8779 during the Offer Period.

The Convertible Notes are classified as "unsecured notes" for the purposes of section 283BH of the Corporations Act.

Summary of Important Dates

Date of Prospectus	11 February 2009
Opening Date	18 February 2009
Closing Date	26 February 2009
Allotment and issue of Convertible Notes	27 February 2009
Despatch of holding statements for Convertible Notes	27 February 2009
Expected Official Quotation of Convertible Notes on ASX	3 March 2009

The dates in the table above are indicative only. Subject to the Corporations Act and the Listing Rules, the Company reserves the right to vary the dates without prior notice to investors.

Australian Executor Trustees Limited, the Trustee for the Noteholders:

(a) has not made any statement or purported to make any statement in this document or any statement on which a statement in this document is based;

(b) to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation or any statement regarding, and takes no responsibility for, any part of this document, or any statements in, or omissions from the documents, other than the references to its name; and

(c) does not guarantee the return of any capital sums invested or any rate of return.

Section 1: The Offer

1.1 Description of the Offer

Under this Prospectus FAR is offering 4,500 Convertible Notes for subscription at the Issue Price of $0.45 per Convertible Note to raise up to $2,025 before costs of the offer (**Offer**).

1.2 Background

In December 2008, the Company announced a placement pursuant to which it offered up to 7,773,278 Convertible Notes at an Issue Price of $0.45 (**Institutional Placement**). The Institutional Placement was subject to the Trust Deed being entered to by the Company and to shareholder approval in accordance with ASX Listing Rule 7.1. Shareholders approved the Institutional Placement on 23 January 2009 and 6,633,533 Convertible Notes were allotted on 10 February 2009 raising $2,985,089.85 before costs. The monies raised pursuant to the Institutional Placement will be utilised predominantly in progressing development and exploration of the Company's oil and gas projects in North America, marketing of a farm-out arrangement for the Senegal project and for working capital purposes.

The Institutional Placement was made to Exempt Offerees only who did not require a disclosure document or prospectus to be issued by FAR in respect of the Institutional Placement. As a result no disclosure document was lodged by FAR for the Institutional Placement.

1.3 Purpose of the Prospectus

Under this Prospectus, the Company is offering 4,500 Convertible Notes at the Issue Price of $0.45 per Convertible Note to provide an exemption from the "secondary sales" provisions in section 707(3) of the Corporations Act for those investors who were issued Convertible Notes pursuant to the Institutional Placement. The secondary sales provisions of the Corporations Act restrict the resale of the Convertible Notes under the Institutional Placement without a disclosure document within 12 months of their issue. This restriction will cease to apply to the Convertible Notes issued under the Institutional Placement, upon the Company lodging this Prospectus for the offer of the same class of securities, being the Convertible Notes.

1.4 Effect of the Offer

The Company will receive a total of up to $2,025 from the issue of Convertible Notes pursuant to the Offer under this Prospectus, however, the costs of the Offer are estimated at $19,010. Accordingly, the Company's cash reserves will decrease as a result of the Offer. This decrease in the Company's cash reserves will result in the Cash and Cash Equivalents item in the Company's balance sheet decreasing by $16,985 (or $19,010 if no funds are raised under the Offer) and it will have the same effect on the balance sheet items representing Total Current Assets and Total Assets. The Company will assume a liability for the proceeds received from the issue of Convertible Notes under the Offer, being up to $2,025. This liability will result in the Non-current Borrowings item in the Company's balance sheet increasing by up to $2,025.

1.5 Use of Funds

After taking into account the costs of the Offer, no funds will be raised from the Offer.

1.6 Capital Structure

After the issue of Convertible Notes pursuant to the Offer under this Prospectus the capital structure of the Company will be as follows:

	Existing Securities	This Offer	Total
Ordinary Shares	575,878,344	-	575,878,344
Convertible Notes	6,633,533	4,500	6,638,033
June 2009 Unlisted Options	1,500,000	-	1,500,000
June 2010 Unlisted Options	2,000,000	-	2,000,000
July 2010 Unlisted Options	9,500,000	-	9,500,000
March 2011 Unlisted Options	6,000,000	-	6,000,000
June 2012 Unlisted Options	14,000,000	-	14,000,000

It is noted that 7,700,000 convertible notes issued in 2006 on different terms to the Convertible Notes to be issued under this Offer (**Former Convertible Notes**) matured on 31 January 2009 and were redeemed by the Company. As a result the Former Convertible Notes no longer make up part of the Company's capital structure.

1.7 Rights and Liabilities Attaching to the Convertible Notes

A summary of the rights and liabilities attaching to the Convertible Notes is set out in section 2.1.

1.8 No Minimum Subscription

There is no minimum subscription under this Prospectus.

1.9 Application for and Allotment of Convertible Notes

You may only apply for Convertible Notes pursuant to this Offer by validly completing the Application Form attached to or accompanying this Prospectus and delivering it to the Company prior to the Closing Date.

Any allocation of Convertible Notes will be determined at the discretion of the Directors.

An Application Form must be accompanied by a cheque in Australian dollars and made payable to ***"First Australian Resources Limited – Share Issue Trust Account"*** and crossed ***"Not Negotiable"***. Application Forms and cheques are to be forwarded to the Company.

All allotments of Convertible Notes issued pursuant to this Prospectus will take place as soon as practicable after the Closing Date. The Directors reserve the right to allot to an Applicant a lesser number of Convertible Notes than the number for which the Applicant applies, or to reject an Application. Where the Directors reject an Application, all Application Monies received from the Applicant will be repaid in full. Any interest accrued on Application Monies received from the Company will be retained by the Company.

1.10 ASX Quotation

The Company will make an application to ASX for Official Quotation of the Convertible Notes within 7 days of the date of this Prospectus. All Application Monies received from investors pursuant to this Offer will be held in trust until the Convertible Notes are issued. If permission

for Official Quotation of the Convertible Notes offered pursuant to this Offer is not granted by ASX within 3 months after the date of this Prospectus, the Company will not issue any Convertible Notes pursuant to this Offer and will repay all Application Monies within the time prescribed under the Corporations Act, without interest.

The fact that ASX may grant Official Quotation of the Convertible Notes is not to be taken in any way as an indication of the merits of the Company or of the Convertible Notes. Official Quotation, if granted, of the Convertible Notes offered by this Prospectus will commence as soon as practicable after holding statements for the Convertible Notes are despatched.

1.11 CHESS

The Company participates in CHESS, operated by ASTC, a wholly-owned subsidiary of ASX, in accordance with the Listing Rules and ASTC Settlement Rules.

Under this system, the Company will not issue certificates to investors. Instead, holders of Convertible Notes will receive a statement of their holdings in the Company. If an investor is broker-sponsored, the ASTC will send them a CHESS statement.

The CHESS statement will set out the number of Convertible Notes allotted to each holder under the Prospectus, give details of the holder's holder identification number (**HIN**) and give the participation identification number of the sponsor.

If you are registered on the Issuer Sponsored Subregister, your statement will be despatched by the Company's share registry and will contain the number of Convertible Notes allotted under the Prospectus and the security holder's security holder reference number.

A CHESS statement or Issuer Sponsored Statement will routinely be sent to holders at the end of any calendar month during which the balance of their holding changes. A holder may request a statement at any other time, however, a charge may be made for additional statements.

1.12 Overseas Investors

Investors outside Australia should consult their professional advisers as to whether governmental or other consents are required, or other compliance requirements need to be observed, before taking up Convertible Notes pursuant to this Prospectus.

This Prospectus does not constitute an offer in any place in which, or to any person to whom, it would not be lawful to make such an offer. Where this Prospectus has been obtained by persons domiciled outside of Australia, and where that country's securities code or legislation requires registration, this Prospectus is provided for information purposes only.

No such action has been taken to register or qualify the Convertible Notes of the Offer, or otherwise to permit a public offering of the Convertible Notes in any jurisdiction outside Australia.

It is the responsibility of non-Australian resident investors to obtain all necessary approvals for the allotment and issue of Convertible Notes pursuant to this Prospectus. The return of a completed Application Form will be taken by FAR to constitute a representation and warranty by the Applicant that all approvals necessary in that jurisdiction have been obtained.

1.13 Enquiries in relation to the Offer

This Prospectus provides information for potential investors in the Company and should be read in its entirety. If after reading this Prospectus, you have any questions about any aspect of an

investment in the Company (including taxation matters), please contact your stockbroker, accountant, lawyer or independent financial adviser.

1.14 Privacy Statement

By completing the Application Form accompanying this Prospectus, investors will be providing personal information to FAR (directly or via the Company's share registry). The *Privacy Act 1988* (Cth) governs the use of a person's personal information and sets out principles governing the ways in which organisations should treat personal information. The personal information FAR collects from investors on the Application Form is used to evaluate Applications for Convertible Notes in FAR and the successful Applications, and to provide services and appropriate administration for investors. If FAR is obliged to do so by law, investors' personal information will be passed on to other parties strictly in accordance with legal requirements. Once personal information is no longer needed for our records, FAR will destroy or de-identify it.

The Company collects information about each Applicant from an Application Form for the purposes of processing the Application and, if the Application is successful, to administer the Applicant's security holding in the Company.

By submitting an Application Form, each Applicant agrees that the Company may use the information provided by an Applicant on the Application Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the Company's share registry, the Company's related bodies corporate, agents, contractors and third party service providers (including mailing houses), ASX, ASIC and other regulatory authorities.

If an Applicant becomes a holder of Convertible Notes in the Company, the Corporations Act requires the Company to include information about the holder (name, address and details of the securities held) in its public register. This information must remain in the register even if that person ceases to be a holder of Convertible Notes in the Company. Information contained in the Company's register is also used to facilitate distribution payments and corporate communications (including the Company's financial results, annual reports and other information that the Company may wish to communicate to its security holders) and compliance by the Company with legal and regulatory requirements.

An Applicant has a right to gain access to the information that the Company holds about that person subject to certain exemptions under law. A fee may be charged for access. Access requests must be made in writing to the Company's registered office.

If you do not provide the information required on the Application Form, the Company may not be able to accept or process your Application.

1.15 Market Price of the Company's Shares on ASX

The highest, lowest and closing market sale prices of FAR's Shares on ASX during the 12 months prior to the date of lodgement of this Prospectus with ASIC on 11 February 2009 are:

	Price	Date
High	$0.17	19 May 2008
Low	$0.019	28 October 2008
Last	$0.051	10 February 2009

1.16 Exposure period

In accordance with Chapter 6D of the Corporations Act, this Prospectus is subject to an exposure period of 7 days from the date of lodgement with ASIC (**Exposure Period**). This period may be extended by ASIC for a further period of up to 7 days. The purpose of the Exposure Period is to enable this Prospectus to be examined by market participants prior to the raising of funds. If this Prospectus is found to be deficient, Applications received during the Exposure Period will be dealt with in accordance with section 724 of the Corporations Act. Applications received prior to the expiration of the Exposure Period will not be processed until after the expiry of the Exposure Period.

Section 2: Additional Information

2.1 Rights and Liabilities Attaching to Convertible Notes

A summary of the material terms of the Convertible Notes issued pursuant to this Prospectus is as follows:

Issue Price per Convertible Note (Face Value)	$0.45
Interest	15% per annum fixed Interest accrues daily from the date of issue of the Convertible Notes until the earlier of: (a) the Maturity Date set out below; or (b) the next Interest Payment Date after receipt of a Conversion Notice by the Company.
Interest Payment Dates	Interest accrues for each period of 3 calendar months (ending on 31 December, 31 March, 30 June and 30 September) and for the period between the allotment date of the Convertible Notes and the First Interest Payment Date and will be paid no later than 5 business days after the last day of each period referred to above.
First Interest Payment Date	31 March 2009.
Maturity Date	The Convertible Notes will mature and be redeemed by the Company on the Maturity Date, being the earlier of 31 January 2012 or the date that is 3 months after the issue of the Convertible Notes provided that on such date the Convertible Notes have not been admitted to quotation on ASX.**
Elective Conversion	Convertible Notes may be converted at any time into fully paid ordinary Shares upon election by the Noteholder (**Conversion**), provided that such election is in writing and given to the Company on or prior to the Maturity Date (**Conversion Notice**). The Company will proceed to issue to the Noteholder who delivers that Conversion Notice that number of Shares as determined by the Conversion Factor set out below on the next Interest Payment Date following receipt of the Conversion Notice by the Company.
Conversion Factor	Upon conversion, each Convertible Note will convert into 10 fully paid ordinary Shares and all such Shares will rank pari passu in all respects with the existing ordinary Shares in the Company.
Information Rights	Noteholders will receive copies of all information which

the Company sends to its shareholders.

Voting Rights

The Convertible Notes are non-voting and do not confer on the Noteholder any rights to attend a general meeting of shareholders (unless otherwise required by the ASX Listing Rules or the Corporations Act).

At every meeting of Noteholders, each Noteholder is entitled, on a show of hands, to one vote. On a poll, each Noteholder is entitled to one vote in respect of every Convertible Note held by that Noteholder.

Bonus Issues

If a bonus share issue or capital return is made by the Company to its shareholders at any time prior to conversion of any Convertible Notes and a conversion subsequently occurs then the Company will issue and allot or distribute to that Noteholder:

(a) Shares in the capital of the Company of the same class as the Shares the subject of the bonus Share allotment or a capital return as the case may be; and

(b) the number of Shares so issued or the amount of capital returned as the case may be will be equal to the number of Shares in the capital of the Company or the amount of capital returned to which that Noteholder would have been entitled, if the face value of the Convertible Notes held by that Noteholder in respect of which conversion has occurred, had been converted immediately prior to the making of the bonus share allotment or capital return as the case may be.

Security

The Convertible Notes are unsecured and will rank behind all secured creditors of the Company and rank equally with other unsecured creditors.

Trust Deed

The Company has entered into a Trust Deed with the Trustee pursuant to Part 2L.1 of the Corporations Act which governs the terms of the Convertible Notes.

Tax

In the event that any tax is imposed on any payment under a Convertible Note, the Company may deduct the amount of the tax from the amount payable under the Convertible Note.

ASX

The Company will apply to ASX for Official Quotation of the Convertible Notes in accordance with the ASX Listing Rules. Upon quotation, the Convertible Note terms will be subject to the ASX Listing Rules and may be varied from time to time if necessary to ensure compliance with the ASX Listing Rules.

Foreign Shareholders

Where Convertible Notes are held by or on behalf of a person resident outside Australia then it will be a

condition precedent to the right of the Noteholder to receive payment of any amount payable or to obtain Shares on Conversion, that the requirements of all applicable laws of the Commonwealth of Australia or any of its States or Territories and of the country of residence of the Noteholder in respect of such payment or Conversion are satisfied so that such payment or conversion will not result in a breach of any such applicable law by the Company.

** The Company notes that if permission for Official Quotation of the Convertible Notes offered pursuant to this Offer is not granted by ASX within 3 months after the date of this Prospectus, the Company will not issue any Convertible Notes pursuant to this Prospectus and will repay all Application Monies within the time prescribed under the Corporations Act, without interest (see section 1.10).

2.2 Rights and Liabilities Attaching to Shares Issued on Conversion

Upon conversion, each Convertible Note will convert into 10 fully paid ordinary Shares in the Company and all such Shares will rank pari passu in all respects with the existing fully paid ordinary Shares in the Company. The rights and liabilities attaching to the ordinary Shares of the Company issued upon conversion of a Convertible Note are as follows:

(a) **Shares**

The issue of Shares in the capital of the Company and options over unissued Shares by the Company is under the control of the Directors, subject to the Corporations Act, ASX Listing Rules and any rights attached to any special class of Shares.

(b) **Transfer of Shares**

The Company participates in the electronic share registration and transfer system known as CHESS operated by ASTC, a wholly-owned subsidiary of ASX, in accordance with the Listing Rules and ASTC Settlement Rules. Under Chess, the Company will issue holding statements in lieu of share certificates. The Directors may refuse to register a transfer of Shares, or request the Company's share registry to apply a holding lock to prevent a transfer, in the circumstances identified in the Constitution or as otherwise permitted or required under the Corporations Act or Listing Rules.

(c) **Meetings of members**

Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by section 249D of the Corporations Act. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 natural persons, each of whom is or represents different Shareholders who are eligible to vote.

The Company holds annual general meetings in accordance with the Corporations Act and the Listing Rules.

(d) **Voting**

Subject to any rights or restrictions for the time being attached to any Shares or class of Shares of the Company, each member of the Company is entitled to receive notice

of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents.

On a poll each eligible member has one vote for each Share held and a fraction of a vote for each partly paid Share determined by the amount paid up on that Share.

(e) **Directors**

Under the provisions of the Constitution, unless changed by the Company in general meeting, the minimum number of Directors is 3 and the maximum is 10. The existing Directors and the Company in general meeting may appoint a new Director to fill a casual vacancy or as an addition to the Board. Any such Director may retire at the next general meeting of the Company and must retire at the next annual general meeting of the Company (at which meeting he or she may be eligible for election as a Director). Each Director will retire from office no later than at the third annual general meeting following his or her last election or appointment by a general meeting, but may submit himself or herself for and will be eligible for re-election.

The business of the Company is to be managed by or under the direction of the Directors. The Directors are not required by the Constitution to hold any Shares in the Company.

(f) **Dividends**

Subject to any rights attaching to Shares which may in the future be issued with special or preferred rights, the Directors may fix the amount, the time for payment and the method of payment of a dividend. Subject to any special rights attaching to Shares (such as preference shares), dividends will be paid proportionately to the number of Shares held by each member. The Company is not required to pay any interest on dividends.

(g) **Officers: indemnities and insurance**

Under the Constitution, to the extent permitted by law, the Company indemnifies every person who is or has been a Director or secretary of the Company against a liability incurred by that person in his or her capacity as a Director or secretary provided that the liability does not arise out of conduct involving his or her own dishonesty, negligence, lack of good faith or breach of duty. The Company may also pay the premiums on Directors and officers liability insurance.

(h) **Winding Up**

If on a winding up of the Company there remains a surplus, then under the Constitution and subject to any rights attaching to Shares which may in the future be issued with special or preferred rights, all assets representing the surplus that may be legally distributed among Shareholders may be so distributed pursuant to the terms of a special resolution of the members.

2.3 Tax Considerations

The taxation obligations and the effects of participating in the Offer can vary depending on the circumstances of each individual investor and the taxation laws applicable to investors as residents of difference jurisdictions.

Applicants who are in doubt as to their taxation position should seek professional advice. It is solely the responsibility of individual Applicants to inform themselves of their taxation position resulting from participation in the Offer.

2.4 Material Contracts

(a) **Trust Deed**

The Company has entered into a Trust Deed dated 2 February 2009 with the Trustee. The Trust Deed outlines the basis upon which the Convertible Notes have been issued.

(i) ***General***

The Trust Deed provides that the Convertible Notes rank equally between themselves. The conditions of the Trust Deed are binding on the Company, the Trustee, the Noteholders and all persons claiming through or under them.

In accordance with its obligations under the Corporations Act, the Company will provide a copy of the Trust Deed to a Noteholder upon request free of charge. Noteholders will be deemed to have notice of all the provisions of the Trust Deed.

The role of the Trustee is governed by the Corporations Act and the Trust Deed to which it is a party. Other than as required by the Corporations Act or as expressly provided in the Trust Deed, the Trustee:

A. is not required to take any action or exercise any right, power or discretion in connection with the Trust Deed or the Company or any other related matter, fact or circumstance;

B. is not in any way involved in the day to day running, management or decision making process of the Company; and

C. has no duty, obligation or liability to the Noteholders or the Company.

(ii) ***Covenants and Company Obligations***

Under the Trust Deed, the Company must:

A. carry on and conduct its business in a proper and efficient manner and to procure that each of its subsidiaries will do the same;

B. convene a meeting of Noteholders if called by Noteholders representing 10% of the principal amount of Convertible Notes outstanding;

C. specify a day for the purpose of section 283BF(2) of the Corporations Act and provide to the Trustee within one month of the end of each quarter a report setting out any matter adversely

affecting the interests of Noteholders together with information regarding the Principal Amount of the Notes outstanding at the end of the quarter and other prescribed information;

D. notify the Trustee in writing of the occurrence of any event of default or other specified events;

E. provide details of any charge created after the date of the Trust Deed;

F. provide the Trustee with such information as the Trustee reasonably requests including annual and half yearly financial reports;

G. replace the Trustee if required to do so under the Corporations Act;

H. make all payments of Monies Owing in respect of the Notes, as and when due;

I. if requested by a Noteholder or the Trustee, provide a copy of this Deed to that Noteholder or the Trustee;

J. keep proper books of account;

K. make all financial and other records of the Company and its subsidiaries available for inspection by the Trustee or any other person authorised by the Trustee and ensure that any accounts provided to the Trustee comply with current accounting practice and give a true and fair view of the matters with which they deal;

L. provide the Trustee with copies of all reports and releases made by the Company to the ASX;

M. promptly give the Trustee notice of any appointment, retirement, resignation or removal of an Auditor;

N. do everything necessary to preserve the corporate existence of the Company and its subsidiaries,

O. to comply with the provisions of the Trust Deed, the conditions of the Convertible Notes, the Corporations Act and the Constitution.

(iii) ***Trustee Duties***

Under the Trust Deed, the Trustee must:

A. exercise reasonable diligence to ascertain whether the Company has committed a breach of the terms of the Convertible Notes or the Law;

B. do everything reasonably in its power to ensure that the Company remedies any breach known to the Trustee of the terms of the Convertible Notes or the Law;

C. use reasonable endeavours to ensure that the Company complies with Chapter 2K of the Corporations Act (to the extent it applies to the Convertible Notes);

D. notify ASIC if the Company has not complied with sections 283BE, 283BF or subsections 318(1) and (4) of the Corporations Act;

E. notify ASIC and the Company as soon as practicable if the Trustee discovers that it cannot be a trustee under section 283AC of the Corporations Act;

F. give Noteholders a statement explaining the effect of any proposal that the Company submits to the Noteholders before any meeting that the Court calls in relation to a scheme under subsection 411(1) or (1A) of the Corporations Act or that the Trustee calls under subsection 283EB(1) of the Corporations Act;

G. apply to the Court for an order under section 283HB of the Corporations Act where the Company reasonably requests it to do so; and

H. use reasonable endeavours to comply with any directions given to it at a Noteholders meeting called under sections 283EA, 283EB or 283EC of the Corporations Act unless the Trustee is of the opinion that the direction is inconsistent with the terms of the Convertible Notes, the provisions of the Trust Deed or the Corporations Act and is otherwise objectionable and the Trustee has either obtained, or is in the process of obtaining, an order from the Court under section 283HA of the Corporations Act setting aside or varying the direction.

(iv) ***Limitation of Trustee's liability and indemnity***

A. The Trustee is entitled to be indemnified by the Company in respect of all costs, charges, liabilities, expenses and fees outstanding to the Trustee incurred by it in performing or exercising its powers or duties under the Trust Deed.

B. The Trustee is not liable to pay or satisfy any of its obligations under the Trust Deed and has no liability to the Company, the Noteholders or any other person, except to the extent of the Trustee's right of indemnity out of the moneys or other property fully and finally received, accrued or recovered by the Trustee on account of the obligations to pay on the Convertible Notes.

(v) ***Events of Default***

The Trust Deed specifies the following as events of default:

A. non payment of any amounts owing in respect of the Convertible Notes for a period of 15 Business Days after demand for those monies is made by the Trustee or any Noteholder;

B. if the Company or any subsidiary of the Company commits a material breach of a covenant, condition or obligation imposed on

it by the Trust Deed or the conditions of the Convertible Notes and that breach is incapable of remedy and is reasonably likely to have a material adverse effect on the ability of the Company to observe its obligations to Noteholders or, if the default is capable of remedy, the default remains unremedied for 15 Business Days after a request is given by the Trustee to remedy the breach;

C. a secured creditor of the Company or a subsidiary of the Company exercises its security in relation to its debt;

D. if an order is made or a resolution is passed for the winding up of the Company;

E. if the Company enters liquidation; or

F. if the Company or a subsidiary of the Company enters into any arrangement, reconstruction or a composition with its creditors without the prior written consent of the Trustee.

The Company shall be obliged to notify the Trustee in writing of any event of default within 1 Business Day of that event occurring.

Importantly, upon the occurrence of an event of default the Trustee may issue redemption notices requiring the Company to redeem the Convertible Notes.

Upon the occurrence of an event of default, the Trustee on behalf of Noteholders may call a meeting of Noteholders, commence proceedings for the winding up of the Company and prove in the liquidation of the Company.

(vi) ***Noteholder meetings***

Under the Trust Deed, the Trustee or the Company may convene a meeting of Noteholders by giving not less than 21 Business Days prior notice to Noteholders and the auditor. Such notice may be given either personally, by post, by facsimile or by the Company (at request of the Trustee) posting the notice on its website or by the Trustee posting the notice on its website.

Noteholders who own not less than 10% in value of the principal amount outstanding under the Convertible Notes on issue may require the Company to convene a meeting of Noteholders. In these circumstances, the meeting must be convened by giving at least 21 days notice.

At every meeting of Noteholders, each Noteholder is entitled, on a show of hands, to one vote. On a poll, each Noteholder is entitled to one vote in respect of every Convertible Note held by that Noteholder.

2.5 Continuous Disclosure Obligations

The Company is a "disclosing entity" for the purposes of the Corporations Act and is subject to regular reporting and disclosure obligations which require it to disclose to ASX any information of which it is or becomes aware of concerning the Company and which a reasonable person would expect to have a material effect on the price or the value of the Company's securities.

As a "disclosing entity" the Company has issued this Prospectus in accordance with the provisions of section 713 of the Corporations Act applicable to prospectuses for an offer to acquire securities which are in a class of securities that were quoted enhanced disclosure (**ED**) securities at all times in the 3 months before the issue of the prospectus. This type of prospectus is commonly referred to as a "transaction specific prospectus". Although the Convertible Notes are not in a class of securities that were quoted ED securities at all times in the 3 months before the issue of this Prospectus, the Company has relied on ASIC Class Order 00/195 which allows a company to offer securities which are convertible into continuously quoted ED securities by way of a transaction specific prospectus under section 713 of the Corporations Act.

Having taken such precautions and having made such enquiries as are reasonable, the Company believes that it has complied with the general and specific requirements of ASX as applicable from time to time throughout the 12 months preceding the date of issue of this Prospectus which require the Company to notify ASX of information about specified events or matters as they arise for the purpose of ASX making that information available to the stock market conducted by ASX.

Apart from specific disclosure requirements, a "transaction specific prospectus" need only contain information in relation to the effect of the Offer on the Company and the rights and liabilities attaching to the Convertible Notes. It is not necessary to include general information in relation to all of the assets and liabilities, financial position, profits and losses or prospects of the Company as the periodic reporting and continuous disclosure requirements required of disclosing entities mean that all of this information should have previously been released to the market.

The Company as a disclosing entity under the Corporations Act is subject to regular reporting and disclosure obligations. These obligations require the Company to:

(a) prepare and lodge with ASIC and ASX both annual and half yearly financial reports accompanied by a Directors' declaration and report, and an independent audit or review report;

(b) prepare and lodge a Mining Exploration Entity Quarterly Report with ASX; and

(c) immediately notify ASX of any information concerning the Company of which it is aware, or becomes aware, and which a reasonable person would expect to have a material effect on the price or value of the Company's securities.

The Company will provide a copy of each of the following documents, free of charge, to any person who asks for it prior to the Closing Date:

(d) the annual audited financial report of the Company for the financial year ended 31 December 2007 (being the annual financial report most recently lodged with ASIC);

(e) the half yearly financial report of the Company for the half year ending 30 June 2008 (being the half yearly report most recently lodged with ASIC); and

(f) all continuous disclosure documents lodged with ASX after the lodgement of the annual financial report above and before lodgement of this Prospectus with ASIC.

Copies of documents lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC.

2.6 ASX Announcements

The Company made the following announcements to ASX during the period from the date of lodgement of the Company's annual audited financial report for the year ended 31 December 2007 (being the annual audited financial report most recently lodged with ASIC) to the date of this Prospectus:

Date	Title
28 March 2008	Annual Report to Shareholders
1 April 2008	Director Resignation
1 April 2008	Final Director's Interest Notice
4 April 2008	Details of Share Registry Address
7 April 2008	Offshore West Africa – Prospect Marketing Commences
7 April 2008	Notice of Annual General Meeting & Proxy Form
15 April 2008	Details of Company Address
29 April 2008	Quarterly Activities Report
29 April 2008	Quarterly Cashflow Report
8 May 2008	AGM Presentation Materials
9 May 2008	Results of Annual General Meeting
19 May 2008	Billion Barrel Prospect Offshore West Africa
22 May 2008	FAR Targeting 50BCFE potential at NE Waller
26 May 2008	Upstream Energy Presentation
12 June 2008	Record Date for Interest on Convertible Notes
18 June 2008	Stokes Bay-1 Testing Set to Resume
7 July 2008	Stokes Bay-1 Well Inspection and Pressure Testing
9 July 2008	Activity Update and Future Drilling Programme
10 July 2008	Trading Halt
11 July 2008	Placement and SPP to Fund Exploration Programme
17 July 2008	Share Purchase Plan
22 July 2008	Senegal – Large Fans Provide Additional Drill Targets
24 July 2008	FAR Production and Reserves Set to Leap
25 July 2008	Appendix 3B
25 July 2008	S708A Notice – Share Placement
31 July 2008	Quarterly Activities Report
31 July 2008	Quarterly Cashflow Report
4 August 2008	Production from successful Lake Long well
5 August 2008	Share Purchase Plan
11 August 2008	Appendix 3B
15 August 2008	Appendix 3B
1 September 2008	Half Yearly Accounts
2 September 2008	NE Waller Update
3 September 2008	Stokes Bay-1 Well Testing

Date	Title
25 September 08	Activity Update
7 October 2008	Stokes Bay-1 Well Testing
21 October 2008	Stokes Bay-1 Testing Update
31 October 2008	Quarterly Activities Report
31 October 2008	Quarterly Cashflow Report
31 October 2008	Appendix 3B
31 October 2008	S708A Notice
4 November 2008	Stokes Bay-1 Well Testing Update
7 November 2008	NE Waller Drilling Set to Commence
12 November 2008	Drilling Update NE Waller
18 November 2008	NE Waller Progress Report
25 November 2008	Senegal – Minister Grants Extension
2 December 2008	NE Waller – Pitchford 2 Drilling Update
8 December 2008	NE Waller Progress Report
12 December 2008	Trading Halt
16 December 2008	Convertible Note Issue and Placement
16 December 2008	Record Date for Interest on Convertible Notes
19 December 2008	Notice of General Meeting/Proxy Form
8 January 2009	Maturity of Convertible Notes
14 January 2009	Record Date For Interest on Convertible Notes
23 January 2009	Senegal Update
23 January 2009	Suspension from official quotation- FARG
23 January 2009	Results of General Meeting
23 January 2009	Appendix 3B
29 January 2009	Quarterly Activities Report
29 January 2009	Quarterly Cashflow Report
10 February 2009	Appendix 3B
10 February 2009	Appendix 3B

Full text of these announcements can be found on the Company's website at www.far.com.au or alternatively on the ASX website at www.asx.com.au.

2.7 Directors' Interests

(a) **Directors' Holdings**

As at the date of this Prospectus, the Directors have relevant interests in the securities as set out in the table below:

Director	Shares	Unlisted Options
Michael Evans	6,225,450	5,000,000
Albert Brindal	29,000	nil
Charles Cavness	1,150,000	1,000,000

(b) **Directors' Remuneration**

The Constitution provides that non-executive Directors may be paid for their services as Directors a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, to be divided among the Directors in such proportion and manner as the Directors agree and, in default of agreement, equally.

Executive remuneration and other fees paid to Directors in each of the 2008 and 2007 financial years were as follows:

2008	Short-term employee benefits		Post-employment	Share-based payment	Total
Name	Salary and Fees $	Other $	Super $	Options $	$
M J Evans	293,969	25,793	48,541	-	368,303
C L Cavness	33,000	-	-	-	33,000
A E Brindal	34,068	-	-	-	34,068
W R Grigor(i)(ii)	8,250	25,000	743	-	33,993

(i) Resigned 1 April 2008
(ii) Includes public relations fees of $30,000

2007	Short-term employee benefits		Post-employment	Share-based payment	Total
Name	Salary and Fees $	Other $	Super $	Options (iii) $	$
M J Evans	217 596	16 148	120 164	405 000	758 908
C L Cavness	45 202	-	-	81 000	126 202
A E Brindal(iv)	-	-	-	-	-
W R Grigor(v)	52 500	-	2 700	121 500	176 700

(iii) These options were granted to Directors in accordance with a resolution of Shareholders at the annual general meeting held on 28 May 2007. Option valuation amounts shown above have been calculated using the Black-Scholes Model at the date of grant with regard to and in accordance with Australian accounting standards.
(iv) Appointed 19 December 2007
(v) Includes public relations fees of $22,500

2.8 Interests of Experts and Advisors

Q Legal, as solicitors of the Company, has received approximately $15,000 (inclusive of GST) in fees in connection with the Offer. In the past two years Q Legal has been paid a total of $10,000 in fees for additional legal services provided to the Company.

Except as disclosed in this Prospectus, no expert, promoter or any other person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of the Prospectus, nor any firm in which any of those persons is or was a partner nor any company in which any of those persons is or was associated with, has now, or has had, in the 2 year period ending on the date of this Prospectus, any interest in:

(a) the formation or promotion of the Company;

(b) property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer under this Prospectus; or

(c) the Offer under this Prospectus.

Except as disclosed in this Prospectus, no amounts of any kind (whether in cash, securities or otherwise) have been paid or agreed to be paid to any expert, promoter or any other person named in this Prospectus as performing a function in a professional advisory or other capacity in connection with the preparation or distribution of the Prospectus, or to any firm in which any of those persons is or was a partner or to any company in which any of those persons is or was associated with, for services rendered by that person in connection with the formation or promotion of the Company or the Offer under this Prospectus.

2.9 Consents

The following persons or firms have consented to being named in this Prospectus in the manner detailed below and have not withdrawn their consent at the date of this Prospectus:

(a) Q Legal has given its written consent to the references to Q Legal included in this Prospectus, in the form and context in which these are included; and

(b) Australian Executor Trustees Limited has given its written consent to the references to Australian Executor Trustees Limited included in this Prospectus, in the form and context in which these are included.

Each of the persons named above:

(c) has not authorised or caused the issue of this Prospectus;

(d) has not made any statement or purported to make any statement in this Prospectus or any statement on which a statement in this Prospectus is based;

(e) to the maximum extent permitted by law, expressly disclaims all liability in respect of, makes no representation or any statement regarding, and takes no responsibility for, any part of this Prospectus, or any statements in, or omissions from the Prospectus, other than the references to its name; and

(f) does not guarantee the return of any capital sums invested or any rate of return.

2.10 Forecasts

The Company's main business activity and focus is exploration and evaluation of oil and gas prospects. The Directors believe that forecasts of revenue, expenditure and profits cannot reliably be prepared and accordingly have decided not to include forecasts in this Prospectus.

2.11 Litigation

FAR from time to time becomes involved in legal actions as a consequence of its operations. As at the date of this Prospectus, the Directors believe that there is no litigation threatened against the Company and no litigation threatened by the Company. In addition, the Directors are not presently aware of any circumstances likely to give rise to any litigation.

2.12 Risk Factors

Potential investors in the Company should be aware that subscribing for Convertible Notes involves a number of risks. The risk factors outlined in this section 2.12 and elsewhere in this Prospectus should be carefully considered by investors when evaluating an investment in the Company. In addition, investors should appreciate that the value of the Company's securities on ASX may rise or fall depending on a range of factors beyond the control of the Company. This

is especially the case with companies undertaking oil and gas exploration and production activities.

Any of the factors set out in this section or any other factors identified in this Prospectus may materially affect the financial performance of the Company and the market price of the Company's securities (including the Convertible Notes).

The Directors consider that an investment in the Company should be considered speculative due to:

- the volatility in publicly listed entities on world stock markets generally, and of mining and exploration companies in particular; and
- the speculative nature of oil and gas exploration and production activities.

Whilst the Company plans to take prudent measures to safeguard from, or mitigate its exposure to these risks, many of the risks are outside of the Company's control.

There are a number of risk factors set out below that investors should consider before deciding whether or not to invest in the Convertible Notes. This summary is not exhaustive and potential investors should examine the contents of this Prospectus and consult their professional advisers before deciding whether to apply for the Convertible Notes offered under this Prospectus.

(a) **Security Investments**

Applicants should be aware that there are risks associated with any securities investment. The prices at which the Convertible Notes trade may be above or below the Issue Price, and may fluctuate in response to a number of factors.

Further, the stock market, and in particular the market for oil and gas exploration companies, has experienced extreme price and volume fluctuations that has often been unrelated or disproportionate to the operating performance of such companies. There can be no guarantee that these trading prices will be sustained. These factors may materially affect the market price of the Convertible Notes or the underlying Shares, regardless of the Company's operational performance.

(b) **Share Market Conditions**

The market price of the Convertible Notes and underlying Shares may fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in general and resource stocks in particular. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

(c) **Title**

The renewal of the term of each tenement of the Company is at the discretion of various authorities and governments within which the Company conducts exploration activities.

If a tenement is not renewed, the Company may suffer significant damage through loss of the opportunity to develop and discover oil and gas deposits on that tenement.

(d) **Native Title Risks**

Some or all of the tenements held by the Company may be subject to native title claims in the future. Should a native title claim be lodged in respect to one of the Company's oil and gas tenements, it may have a material adverse effect on the Company's business and its financial condition and performance.

(e) **Policies and Legislation**

Any material adverse changes in government policies or legislation affecting oil and gas exploration activities may affect the viability and profitability of the Company.

(f) **Joint Venture Parties, Contractors and Contractual Disputes**

The Directors are unable to predict the risk of:

(i) financial failure or default by a participant in any joint venture to which the Company is, or may become, a party; or

(ii) insolvency or other managerial failure by any of the operators and contractors used by the Company in its exploration activities; or

(iii) insolvency or other managerial failure by any of the other service provider used by the Company or its operators for any activity.

(g) **Future Capital Needs and Additional Funding**

The future capital requirements of the Company will depend on many factors including the results of any future exploration programs, and the ability to successfully exploit oil and gas discoveries.

Should the Company require additional funding there can be no assurance that additional financing will be available on acceptable terms, or at all. Any inability to obtain additional finance, if required, would have a material adverse effect on the Company's business and its financial condition and performance.

(h) **Operating Risks**

By its nature, the business of oil and gas exploration and/or production, which the Directors intend the Company to undertake, contains risks. Prosperity depends on the successful exploration and/or acquisition of recoverable and economic reserves, design and construction of efficient processing facilities, competent operation and proficient marketing of the product.

Many of the Company's oil and gas assets are in a pre-development phase. As a result, the Company will be subject to all the risks inherent in the establishment of new operations. No assurances can be given to the level of viability that the Company's operations may achieve.

The operations of the Company, if and when it commences production, may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including environmental hazards, industrial accidents, technical failures, labour disputes, unusual or unexpected rock formations, formation damage, flooding and extended interruptions due to inclement or hazardous weather conditions, fire and explosions.

These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While the Company currently intends to maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that the Company will be able to obtain such insurance coverage at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

Whether or not income will result from projects undergoing exploration, development and production programs, depends on successful establishment of exploration operations. Factors including costs, equipment availability and oil prices affect successful project development, as does the design and construction of efficient exploration facilities, competent operation and management and prudent financial administration, including the availability and reliability of appropriately skilled and experienced consultants.

There is as yet no direct method for determining the presence of commercial hydrocarbons prior to the drilling of an exploration well. There is always a risk that any given potential trap will not contain hydrocarbons by reason of failure of any one of the critical factors required for success. This may include, but is not limited to, inappropriately placed or timed hydrocarbon generation or migration, ineffective seal or later disruption of the trap. A potential trap may also contain non-commercial volumes due to adverse reservoir conditions, or inadequate hydrocarbon charge. In this Prospectus any discussion of potential traps, including structures, features and culminations, and of related potential hydrocarbon volumes, should not be taken to imply that a commercial accumulation is known to exist.

(i) **Environmental Risks**

The Company's oil and gas activities are subject to laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all oil and gas projects, a variety of environmental impacts exist. The Company intends to conduct its activities in an environmentally responsible manner and in accordance with applicable laws.

(j) **Economic Risk**

Changes in customer preference for alternative energy sources or the general economic climate in which the Company operates may adversely affect the financial performance of the Company. Factors which may contribute to that general economic climate include the level of direct and indirect competition against the Company, industrial disruption, the rate of global growth, interest rates and the rates of inflation.

Future earnings are likely to be closely related to the price of oil and gas and the terms of any sale agreements which the Company or its joint venturers enters into.

Oil and gas prices may fluctuate and are affected by numerous factors beyond the control of the Company. These factors include world demand, forward selling by producers, production cost levels in other producing regions and global conflict.

Oil and gas prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates, currency and exchange rate fluctuations, and global and regional demand for, and supply of, oil and gas as well as general global economic conditions. These factors may have an adverse effect on the Company's exploration, development and production activities, as well as on its ability to fund those activities.

(k) **Reliance on Key Personnel**

The Company is reliant on a number of key employees, including Mr Michael Evans who is an Executive Director of the Company. The loss of one or more of its key personnel could have an adverse impact on the business of the Company.

There are currently no service agreements between the Company and any Director that requires the Director to remain a Director of the Company for any period of time.

(l) **Tax Reform**

The United States and Australian governments have indicated that they may introduce tax reforms, the introduction and scope of which is uncertain. Until the precise nature of reforms are determined, the Company is not able to give any assurance as to the impact on its operating and financial performance.

(m) **Sovereign Risk and Foreign Operations**

The Company's projects are located in Senegal, China, USA and Canada which introduces sovereign domestic economic risks and issues to investors investing in the Company's Convertible Notes. Whilst the political conditions in these locations are generally stable, changes may occur in political, fiscal and legal systems, which might affect the ownership or operations of the Company. Changes include changes in exchange rates, control or regulations, expropriation of mining rights, changes in government and legislative, fiscal and regulatory regimes, taxation, royalties, duties, violence and lack of law enforcement, political insurrection or labour unrest, inflation or economic recession.

Any one of these risks may have a material effect on the Company's business, financial condition and results of operations.

(n) **Risks associated with Convertible Notes**

The Convertible Notes are a form of unsecured debt. Accordingly, Noteholders will rank equally with all other ordinary unsecured creditors and will rank below secured creditors. In the event of a winding up, Noteholders will only have a right to repayment of the Issue Price and any interest payable in accordance with the conditions of the Convertible Notes after all secured creditors, and any secured creditors preferred by law, have been paid in full. If there is a shortfall in funds on winding up the Company, Noteholders may not receive repayment of the Issue Price or any interest payable in accordance with the terms of the Convertible Notes.

The interest payable in accordance with the terms of the Convertible Notes is at the fixed rate of 15% per annum. The market for interest rates is volatile and there is a risk that the level of interest rates may increase, making the interest rate payable on the Convertible Notes less attractive when compared to other rates of return available.

FAR has applied for Official Quotation of the Convertible Notes on ASX. The Convertible Notes may trade at a price below the Issue Price. In particular, the price at which the Convertible Notes trade may be affected by market sentiment arising from factors including changes in interest rates and economic conditions and movements in the Australian and international financial markets. The price at which the Convertible Notes trade may also be affected by the price of the Shares of the Company.

The market for Convertible Notes on ASX may be less liquid than the market for the Shares of the Company. As a result, Noteholders may not be able to sell their Convertible Notes at a price that is in accordance with their expectations, or at all, if there is insufficient liquidity.

2.13 Expenses of the Offer

The estimated expenses of the Offer are:

Expense	Amount (inclusive of GST)
ASIC Fees	$2,010
Legal, advisers costs and other expenses	$15,000
Miscellaneous costs	$2,000
Total Estimated Costs	**$19,010**

Directors' Statement

The Directors state that they have made all reasonable enquiries and on that basis have reasonable grounds to believe that any statements made by the Directors in this Prospectus are not misleading or deceptive and in that respect to any other statements made in this Prospectus by persons other than Directors, the Directors have made reasonable enquiries and on that basis have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons having given their consent to the statements being included in this Prospectus in the form and context in which they appear and have not withdrawn that consent before lodgement of this Prospectus with ASIC. All the Directors of the Company consent to the lodgement of this Prospectus with the ASIC.

This Prospectus is issued by First Australian Resources Limited. The issue of this Prospectus in accordance with section 713 of the Corporations Act has been authorised by the Directors and this Prospectus has been signed by Michael Evans on behalf of the Directors.

Dated 11 February 2009



Signed for and on behalf of
First Australian Resources Limited
By Michael Evans

Glossary

$	means Australian dollars. All amounts in this Prospectus are in Australian dollars unless otherwise stated.
Applicant	means a person who submits an Application Form to the Company.
Application	means a valid application for Convertible Notes under this Prospectus.
Application Form	means the application form contained in this Prospectus.
Application Monies	means the Issue Price multiplied by the number of Convertible Notes subscribed for.
ASIC	means the Australian Securities and Investments Commission.
ASX	means ASX Limited (ACN 008 624 691) or the Australian Securities Exchange operated by ASX Limited as the context requires.
ASTC	means the ASX Settlement and Transfer Corporation Pty Ltd.
Board	means the board of Directors as constituted from time to time.
Business Day	means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.
CHESS	means the Clearing House Electronic Sub-register System.
Closing Date	means the closing date of the Offer as determine by the Directors of the Company.
Constitution	means the constitution of the Company.
Convertible Note	means a convertible note to be issued pursuant to the Offer or the Institutional Placement on the terms summarised in section 2.1.
Corporations Act	means the *Corporations Act 2001* (Cth).
Directors	means the directors of the Company.
Exempt Offeree	an exempt offeree means: (a) a "sophisticated investor" within the meaning of section 708(8) of the Corporations Act; (b) a "professional investor" within the meaning of section 708(11) of the Corporations Act; (c) an offeree receiving an offer through a financial services licensee within the meaning of section 708(10) of the Corporations Act; or (d) an otherwise an "exempt" investor within any meaning contained in section 708 of the Corporations Act.

FAR or the Company	means First Australian Resources Limited ABN 41 009 117 293.
Former Convertible Notes	has the meaning set out in section 1.6.
Institutional Placement	means the offer of the Convertible Notes prior to the date of this Prospectus to Exempt Offerees, further details of which are set out in section 1.2.
Issue Price	means $0.45, being the amount payable for each Convertible Note.
Law	means any requirement of the Corporations Act, Listing Rules, ASIC Regulatory Guides and Practice Notes which govern the Offer and the issue of the Convertible Notes, as well as the common law, principles of equity, and all other laws made by parliament (including State, Territory and Commonwealth laws and regulations and other instruments under those laws and regulations, and consolidations, amendments, re-enactments or replacements of any of them).
Listing Rules	means the official listing rules of ASX and any other rules of ASX which apply while the Company is a listed company, each as amended or replaced from time to time except to the extent of any express written waiver by ASX.
Moneys Owing	means the Principal Amount and any interest payable on the Convertible Notes and any other moneys payable to the Trustee or the Noteholders (including damages) under or in respect of the Trust Deed or the Convertible Notes and, in relation to a Noteholder, means that portion of those moneys which is owing to that Noteholder.
Noteholder	means a holder of Convertible Notes.
Official List	means the official list of ASX.
Official Quotation	has the same meaning as quotation in the ASX Listing Rules.
Offer	means the offer of Convertible Notes pursuant to this Prospectus.
Offer Period	means the period between the Opening Date and the Closing Date.
Opening Date	means the commencement of the Offer.
Principal Amount	means the principal amount outstanding from time to time under the Convertible Notes.
Prospectus	means this prospectus and any supplementary or replacement prospectus.
Share	means a fully paid ordinary share in the capital of the Company.
Shareholders	means a holder of a Share.
Trust Deed	means the Convertible Note Trust Deed entered into between the Company and the Trustee dated 2 February 2009.
Trustee	means Australian Executor Trustees Limited ACN 007 869 794.
WST	Western Australian Standard Time.

PIN CHEQUES - DO NOT STAPLE

CONVERTIBLE NOTE OFFER APPLICATION FORM

Share Registrars use only

Broker Code   Advisor Code

Broker/Dealer Stamp

FIRST AUSTRALIAN RESOURCES LTD
ABN 41 009 117 293

For the issue of up to 4,500 Convertible Notes at an Issue Price of 45 cents each.

To meet the requirements of the Corporations Act, this Application Form must not be distributed unless included in, or accompanied by, the Prospectus.

PLEASE READ ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM

A I/We apply for [ ] Convertible Notes in First Australian Resources Ltd at 45 cents per Convertible Note or such lesser Number of Convertible Notes which may be allocated to me/us by the Directors

B I/We lodge full application monies $

FULL NAME (PLEASE PRINT)

C Title, Given Name(s) & Surname or Company Name

Joint Applicant #2 or designated account

Joint Applicant #3 or designated account

POSTAL ADDRESS (PLEASE PRINT)

D Street Number   Street

Town or Suburb   State   Postcode

E Contact Name   Telephone Number – Business Hours ( )

Telephone Number – After Hours ( )

CHESS HIN (Where Applicable)

F

G Tax File Number or Exemption   Applicant #2   Applicant #3

CHEQUE DETAILS

Drawer	Bank	Branch	BSB	Amount of Cheque
H				$
I				$

J I/We declare that this application is completed according to the declaration/appropriate statements on the reverse of this form and I/we declare that all details and statements made by me/us (including the declaration on the reverse of this Application Form) are complete and accurate and agree to be bound by the Constitution of First Australian Resources Ltd and the terms and conditions of the Convertible Notes as set out in the Prospectus and Trust Deed.

Returning the Application Form with your cheque for the Application Monies will constitute your offer to subscribe for Convertible Notes in the Company or bank / telex transfer funds prior to forwarding the Convertible Note offer Application Form.

NO SIGNATURE IS REQUIRED
You should read the prospectus carefully before completing this Application Form.

How to complete the Application Form

Please complete all relevant sections of the Application Form using BLOCK LETTERS

A Enter the NUMBER OF CONVERTIBLE NOTES you wish to apply for.

B Enter the TOTAL AMOUNT of application money payable. To calculate the amount multiply the number of Convertible Notes applied for by the Issue Price for a Convertible Note (45 cents).

C Enter the FULL NAME(S) and TITLE(S) of all legal entities that are to be recorded as the registered holder(s). Refer to the Name Standards below for guidance on valid registration.

D Enter the POSTAL ADDRESS for all communications from the Company. Only one address can be recorded.

E Enter telephone numbers and a contact person the Company's share registry can speak to if they have any queries regarding this application.

F If you are sponsored in CHESS by a stockbroker or other CHESS participant enter your Holder Identification Number (HIN). Otherwise, leave the boxes blank and on allotment you will be sponsored by the Company and a SRN will be allocated to you.

G Enter the tax file number(s) of the applicants. With a joint holding, only the tax file numbers of two holders are required.

H Payment must be made in Australian Currency and cheques must be drawn on an Australian Bank. Cheques or bank drafts must be payable to "First Australian Resources Ltd – Application Account" and crossed Not Negotiable. Cheques not properly drawn will be rejected. Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application may be rejected.

I Before completing the Application Form the applicant(s) should read the Prospectus to which the Application relates. The Applicant(s) agree(s) that this Application is for Convertible Notes in First Australian Resources Ltd upon and subject to the terms of the Prospectus and the Trust Deed, agree(s) to take any number of Convertible Notes equal to or less than the number of Convertible Notes indicated in Box A that may be allotted to the Applicants pursuant to the Prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Forward your completed application together with the application money to:

First Australian Resources Ltd – Application Account
Suite B1, 431 Roberts Road
SUBIACO WA 6008

Applications must be received by no later than 5:00pm on 26 February 2009. The Directors reserve the right to close the Offer prior to that date.

Name Standards:

- Only legal entities may be registered as the holders of securities
- The full and correct name of each entity must be shown.
- Salutations such as Mr, Mrs & Ms should be included.
- Securities cannot be registered in the name of a trust and no trust can be implied.
- Securities should not be registered in the name of a minor or a deceased person.
- An account designation can be included. If shown, it must be contained within one line and within the "< >" symbols. The last word of the designation must be Account or A/C.

Type of Investor		**Correct Form of Registration**
Individual	Use given names in full, not initials	Mr John Alfred Smith
Company	Use company's full title, not abbreviations	ABC Pty Ltd
Joint Holdings	Use full and complete names	Mr Peter Robert Wills & Ms Lee Susan Wills
Trusts	Use the trustee(s) personal name(s).	Mrs Susan Jane Smith <Sue Smith Family A/C>
Deceased Estates	Use the executor(s) personal name(s)	Ms Jane May Smith & Mr Frank William Smith <Est. John Smith A/C>
Minor (or person under the age of 18)	Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>
Partnerships	Use the partners personal names	Mr John Robert Smith & Mr Steven John Smith <John Smith and Son A/C>
Long Names	Use given names in full	Mr John William Alexander Robertson-Smith
Clubs / Unincorporated Bodies / Business Names	Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>
Superannuation Funds	Use the name of the trustee of the fund	Jane Smith Pty Ltd <Super Fund A/C>

END